Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

21st January 2021

Vedanta Transforming Elements

PRODUCTION RELEASE FOR Q3 FY2021 and 9 MONTHS ENDED 31st DECEMBER 2020

Zinc India

	Q3			Q2		9 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 21	% Change	FY 21	FY 20	% Change
Mined metal content	244	235	4%	238	2%	684	668	2%
Integrated metal	235	219	7%	237	(1)%	674	649	4%
Refined Zinc – Integrated	182	178	2%	180	1%	520	516	1%
Refined Lead – Integrated[1]	52	41	28%	57	(7)%	153	132	16%
Silver – Integrated (in mn ounces)[2]	5.8	4.8	23%	6.5	(10)%	16.2	14.2	14%

1.	Excluding captive consumption of 1,611 tonnes in Q3 FY2021 vs. 1,937 tonnes in Q3 FY2020. and 1,786 tonnes in Q2 FY2021. It was 4,599 tonnes in 9M FY2021 vs. 5,333 tonnes in 9M FY2020.
2.	Excluding silver captive consumption of 291,000 ounces in Q3 FY2021 vs. 325,000 ounces in Q3 FY2020 and 327,000 ounces in Q2 FY2021. It was 818,000 ounces in 9M FY2021 vs. 892,000 ounces in 9M FY2020

Q3 Fiscal year 2021 vs. Previous Quarters

Mined metal production for Q3 FY21 was 244,000 tonnes, up 4% as compared to Q3 FY20 on account of higher ore production partially offset by slightly lower overall metal grades. In comparison to Q2 FY21, it increased by 2%, driven by higher ore production.

Integrated metal production was 235,000 tonnes for Q3 FY21, up 7% as compared to Q3 FY20 in line with higher mined metal and down 1% as compared to Q2 FY21 on account of lower concentrate treatment. Integrated zinc production was 182,000 tonnes, up 2% as compared to Q3 FY20 and 1% as compared to Q2 FY21, while integrated lead production was 52,000 tonnes for Q3 FY21, up 28% as compared to Q3 FY20 on account of dedicated Pyro- Lead Smelter operation and down 7% as compared to Q2 FY21. Integrated saleable silver production was 5.8 moz, up 23% as compared to Q3 FY20 on account of higher lead production partially offset by lower grades at SK mines and down 10% as compared to Q2 FY21 in line with lower lead production and lower grades at SK mines.

Nine months ended FY 2021 vs. Nine months ended FY 2020

Mined metal production for nine months ended FY2021 was 684,000 tonnes as compared to 668,000 tonnes during same period in FY2020. The production was higher by 2% y-o-y in line with higher ore production offset by a slightly lower metal grade.

Integrated metal production was 674,000 tonnes, 4% higher from previous year’s nine-month production of 649,000 tonnes, in line with mined metal availability. Integrated Zinc production was 520,000 tonnes, compared to 516,000 tonnes during nine months ended FY20. Integrated lead and silver production were at 153,000 tonnes and 16.2 mn ounces, higher by 16% and 14% respectively, due to higher metal grade at SK mines and higher lead production.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 10

Vedanta Transforming Elements Production Release for Q3 FY2021 and nine month ended 31st December 2020

Zinc – International

	Q3			Q2		9 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 21	% Change	FY 21	FY 20	% Change
ZINC INTERNATIONAL	59	60	(2)%	51	16%	147	183	(20)%
Zinc-refined – Skorpion	0	11	—	0	—	1	52	(99)%
Mined metal content – BMM	16	18	(13)%	16	1%	43	53	(19)%
Mined metal content – Gamsberg[3]	43	31	39%	35	23%	103	78	32%

Q3 Fiscal year 2021 vs. Previous Quarters

Total production for Q3 FY21 was 59,000 tonnes, lower by 2% as compared to Q3 FY20 mainly due to Skorpion going under care and maintenance from April 2020 in lieu of multiple slope failures offset by higher Gamsberg production due to ramp up. Q3 FY21 production is higher by 16% as compared to Q2 FY21 due to significant ramp up of Gamsberg operations through improved throughput and recoveries.

Skorpion production was nil in Q2 FY21 and Q3 FY21 as compared to 11,000 tonnes in Q3 FY20. Due to multiple slope failures and geotechnical instabilities in FY20 which sterilized significant portion of the open pit, the mine was put under care and maintenance from April 2020. Geotechnical modelling and studies continue to look at feasible ways to make the pit safe for mining operations which allows for the extraction of the remainder of the accessible ore.

BMM produced 16,000 tonnes in Q3 FY21 as compared to 18,000 tonnes in Q3 FY20, down 13% y-o-y, due to lower throughput (363,000 in Q3 FY21 vs 387,000 in Q3 FY20) coupled with lower lead grades. BMM Q3 FY21 production was in line with Q2 FY21. Significant production improvement initiatives like old ore recovery, increasing blending efficiency have been undertaken to achieve Q4 production targets.

Gamsberg’s production was 43,000 tonnnes in Q3 FY21, 39% higher as compared to Q3 FY20 and 23% higher as compared to Q2 FY21 due to higher throughput resulting from consistent plant availabilities (91%) and improved recoveries. Gamsberg achieved its highest ever production of 17,000 tonnes in October 2020 with several other best demonstrated performances on other plant parameters in Q3 FY21.

Nine months ended FY 2021 vs. Nine months ended FY 2020

During nine month ended FY 2021, total production was 147,000 tonnes, lower by 20% as compared to nine month ended FY 2020 mainly on account of Skorpion being under care and maintenance and COVID 19 related impact at BMM and Gamsberg offset partially by significant ramp up of production from Gamsberg. Focus remains on further improving the Gamsberg recoveries to achieve design production in Q4 FY21.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 10

Vedanta Transforming Elements Production Release for Q3 FY2021 and nine month ended 31st December 2020

Oil & Gas

	Q3			Q2		9 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 21	% Change	FY 21	FY 20	% Change
Average Daily Gross Operated Production (boepd)	159,621	172,189	(7)%	165,045	(3)%	161,157	176,986	(9)%
Rajasthan	132,174	145,075	(9)%	132,296	0%	130,813	148,213	(12)%
Ravva	16,770	13,360	26%	21,610	(22)%	20,132	13,130	53%
Cambay	10,677	13,754	(22)%	11,139	(4)%	10,212	15,643	(35)%
Average Daily Working Interest Production (boepd)	100,998	110,656	(9)%	102,216	(1)%	100,588	113,403	(11)%
Rajasthan	92,522	101,553	(9)%	92,607	0%	91,569	103,749	(12)%
Ravva	3,773	3,006	26%	4,862	(22)%	4,530	2,954	53%
Cambay	4,271	5,501	(22)%	4,456	(4)%	4,085	6,257	(35)%
KG-ONN	432	596	(28)%	291	48%	405	442	(8)%
Total Oil and Gas (million boe)
Oil & Gas — Gross	14.7	15.8	(7)%	15.2	(3)%	44.3	48.7	(9)%
Oil & Gas — Working Interest	9.3	10.2	(9)%	9.4	(1)%	27.7	31.2	(11)%

Q3 FY2021 vs. Previous Quarters

Average gross operated production during Q3 FY21 across our assets was 159,621 barrels of oil equivalent per day (boepd), down by 7% compared to Q3 FY20 and 3% as compared to Q2 FY21. This was mainly due to delay in execution of growth projects due to COVID-19 and natural reservoir decline at the MBA fields. Numerous initiatives are under execution to improve the reliability of the surface facilities & power system and consequently reduce the unplanned losses to a minimum.

Gross production from the Rajasthan block averaged 132,174 boepd for the quarter, 9% lower as compared to Q3 FY20 and at similar level as compared to Q2 FY21. The decrease in volume was primarily due to the natural decline from the fields and delay in activities due to COVID-19, partly offset by gains accruing from new wells brought online. Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 119,863 boepd, 12,119 boepd and 192 boepd respectively.

Gas production from Raageshwari Deep Gas (RDG) averaged 130.0 million standard cubic feet per day (mmscfd) (equiv. 21.7 kboepd) in Q3 FY21, with gas sales post captive consumption at 105.0 mmscfd (equiv. 17.5 kboepd).

The Ravva block produced at an average rate of 16,770 boepd for Q3 FY21, up 26% as compared to Q3 FY2020 and down 22% as compared to Q2 FY21, supported by production from new wells drilled through Ravva drilling campaign commenced as a part of growth project during FY20.

The Cambay block produced at an average rate of 10,677 boepd for the Q3 FY21, lower 22% as compared to Q3 FY20 and 4% as compared to Q2 FY21, owing to natural field decline, partially arrested by well intervention and production optimization measures.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 10

Vedanta Transforming Elements Production Release for Q3 FY2021 and nine month ended 31st December 2020

Nine months ended FY2021 vs. Nine months ended FY2020

Average gross production across our assets was at 161,157 boepd in nine months ended FY21, 9% down as compared to nine months ended FY20. Production from Rajasthan block was at 130,813 boepd, 12% lower as compared to the same period in FY20. The decrease was mainly due to delay in execution of growth projects due to implementation of nationwide lockdown imposed by the Government to curb the spread of COVID-19 and natural reservoir decline at the MBA fields. The decline was partly offset by gains accruing from ramp up of early gas production facilities and new wells brought online. Production from the offshore assets, was at a combined 30,344 boepd, up 5% as compared to the same period in FY20, driven by new wells bought online through Ravva drilling campaign.

IRON ORE

	Q3			Q2		9 months
Particulars (In “dmt, or as stated)	FY 21	FY 20	% Change	FY 21	% Change	FY 21	FY 20	% Change
IRON ORE
Sales	1.8	1.7	3%	1.5	19%	4.3	4.4	(2)%
Goa	0.6	0.2	—	0.2	—	1.3	0.2	—
Karnataka	1.2	1.5	(21)%	1.3	(10)%	3.0	4.1	(28)%
Production of Saleable Ore	1.4	1.2	21%	1.5	(1)%	3.9	3.6	7%
Goa	—	—	—	—	—	—	—	—
Karnataka	1.4	1.2	21%	1.5	(1)%	3.9	3.6	7%
Production (‘000 tonnes)
Pig Iron	145	179	(19)%	186	(22)%	440	533	(17)%

Q3 Fiscal year 2021 vs. Previous Quarters

There was no production at Goa due to suspension of mining pursuant to the Hon’ble Supreme Court judgement dated 7th February 2018 directing mining operations of all companies in Goa to stop with effect from 16th March 2018. We continue to engage with the Government for resumption of mining operations.

At Karnataka, production volume in Q3 FY21 was 1.4 million tonnes , higher by 21% as compared to Q3 FY20 due to increase in MPAP from 4.51 MTPA to 4.82 MTPA in March’20. It was lower by 1% as compared to Q2 FY21.

Pig iron production was at 145,000 tonnes in Q3 FY21, lower by 19% as compared to Q3 FY20 and 22% as compared to Q2 FY21 due to shutdown taken at one of the furnaces in last week of November for enhancement of production capacity.

Nine months ended FY 2021 vs. Nine months ended FY 2020

At Goa, there was no production due to mine closure pursuant to the Supreme court judgement dated 7th February 2018 directing mining operations of all companies in Goa to cease with effect from 16th March 2018. We continue to engage with the Government for resumption of mining operations.

At Karnataka, production was 3.9 million tonnes, higher by 7% as compared to nine months ended FY20. Pig iron production was at 440,000 tonnes , lower by 17% as compared to same period in FY20.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 10

Vedanta Transforming Elements Production Release for Q3 FY2021 and nine month ended 31st December 2020

STEEL

	Q3			Q2		9 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 21	% Change	FY 21	FY 20	% Change
Steel
Finished Production	340	317	7%	260	31%	868	911	(5)%
Pig Iron	31	48	(36)%	74	(58)%	141	121	16%
Billet[3]	18	(11)	—	6	—	153	30	—
TMT Bar	124	122	2%	66	88%	220	339	(35)%
Wire Rod	124	114	9%	81	53%	264	300	(12)%
Ductile Iron Pipes	43	44	(2)%	34	25%	90	119	(24)%

3.	Opening stock of Billets is used for further rolling of TMT Bars & Wire rods.

Q3 Fiscal year 2021 vs. Previous Quarters

Total saleable production for Q3 FY 2021 was 340,000 tonnes, higher by 7% as compared to Q3 FY 2020, supported by stability of blast furnace and higher pellet usage adding to the volumes. In comparison to Q2 FY21, total saleable production was higher by 31%.

Nine months ended FY 2021 vs. Nine months ended FY 2020

Total saleable production for nine months ended FY21 was 868,000 tonnes, 5% lower y-o-y due to lower furnace availability in Q1 FY21 owing to supply crunch amidst nationwide lockdown due to COVID- 19 resulting in ~ 60,000 tonnes of hot metal volume loss .

Copper – India

	Q3			Q2		9 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 21	% Change	FY 21	FY 20	% Change
Copper – Cathodes	25	20	22%	25	1%	66	52	27%

Smelting operations at Tuticorin have been halted since April 2018. The Tamil Nadu Pollution Control Board (TNPCB) through an order dated 9th April 2018 rejected the Consent to Operate (CTO) of the Tuticorin Plant and issued a direction for closure and disconnection of power supply at the plant. In May 2018, The Government of Tamil Nadu has issued orders with a direction to permanently seal the existing copper smelter plant at Tuticorin. In response to Vedanta Limited’s appeal to the National Green Tribunal (NGT) against the afore mentioned orders, in December 2018, NGT set aside Tamil Nadu Government’s order and directed TNPCB to renew the CTO subject to complying of certain directions as specified in the order.

However, in February 2019, The Hon’ble Supreme Court set aside NGT’s order on the grounds of maintainability and has given liberty to approach Madras High Court for filing a writ petition before the Madras High Court challenging the impugned orders and seek interim relief considering that Vedanta Limited’s plant has been shut since end March 2018. The Company has filed a writ petition before Madras High Court challenging the various orders passed against the company in 2018 and 2013. On August 18, 2020, the Madras High Court delivered the

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 10

Vedanta Transforming Elements Production Release for Q3 FY2021 and nine month ended 31st December 2020 judgment wherein it dismissed the Writ Petitions filed by the Company. The Company approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (SLP) to Appeal and also sought interim relief in terms of access to the plant for purposes of care & maintenance of the Plant. The matter was then listed on 2nd December 2020 before Supreme Court. After having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The case will be listed once physical hearing resumes in Supreme court.

Our Silvassa refinery and wire rod plant continue to operate. This enables us to cater to the domestic market. Production from the Silvassa refinery was 22% higher in Q3 FY21 as compared to Q3 FY20 due to the technical upgradations put in place to improve the process efficiencies at refinery. The production was maintained in Q3 FY21 as compared to Q2 FY21.

Aluminium

	Q3			Q2		9 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 21	% Change	FY 21	FY 20	% Change
Alumina-Lanjigarh	407	476	(14)%	462	(12)%	1,345	1,332	1%
Total Aluminium Production	497	483	3%	473	5%	1,438	1,430	1%
Jharsuguda-I	132	139	(5)%	131	1%	396	409	(4)%
Jharsuguda-II	218	203	7%	200	9%	617	604	2%
BALCO-I	68	65	5%	66	3%	199	190	4%
BALCO-II	79	76	3%	75	5%	227	226	0%

Q3 Fiscal year 2021 vs. Previous Quarters

The Lanjigarh refinery produced 407,000 tonnes of alumina in Q3 FY21, 14% lower as compared to Q3 FY2020 and 12% lower as compared to Q2 FY21. The Lanjigarh refinery continues to operate at over 1.8 Mtpa production run rate. The Odisha Mining Corporation operates its bauxite mine with production run rate of 3.0 Mtpa, with bauxite supplies to Lanjigarh refinery as per state policy.

The cast metal aluminium production (including trial run) at our smelters in Jharsuguda and BALCO stood at 497,000 tonnes in Q3 FY21, higher by 5% in comparison to Q2 FY21.

Nine months ended FY 2021 vs. Nine months ended FY 2020

At our Lanjigarh refinery, the production stood at 1,345,000 tonnes for 9M FY2021, 1% higher as compared to 9M FY2020. The cast metal aluminium production (including trial run) at our smelters in Jharsuguda and BALCO stood at 1,438,000 tonnes in 9M FY2021, higher by 1% as compared to 9M FY2020.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 10

Vedanta Transforming Elements Production Release for Q3 FY2021 and nine month ended 31st December 2020

Power

	Q3			Q2		9 months
Particulars (In MU, or as stated)	FY 21	FY 20	% Change	FY 21	% Change	FY 21	FY 20	% Change
Total Power Sales	2,055	2,276	(10)%	3,998	(49)%	7,899	9,055	(13)%
Jharsuguda 600 MW	773	0	—	807	(4)%	2,266	294	—
TSPL	820	1,820	(55)%	2,666	(69)%	4,130	7,129	(42)%
BALCO 300 MW	395	388	2%	418	(5)%	1,217	1,266	(4)%
HZL Wind Power	67	68	(2)%	107	(38)%	286	366	(22)%
TSPL — Availability	60%	94%	—	81%	—	79%	94%	—

Q3 Fiscal year 2021 vs. Previous Quarters

During Q3 FY21, power sales were 2,055 million units lower 10% as compared to Q3 FY20 and 49% as compared to Q2 FY21. Power sales at TSPL were 820 million units with 60% plant availability factor in Q3 FY21. At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant.

The 600 MW Jharsuguda IPP operated at plant load factor (PLF) of 63% in Q3 FY21 (PLF of 0% in Q3 FY20 and 65% in Q2 FY21).

The 300 MW BALCO IPP operated at a PLF of 65% in Q3 FY21 (PLF of 63% in Q3 FY20 and 69% in Q2 FY21).

Nine months ended FY 2021 vs. Nine months ended FY 2020

During 9M FY21, power sales were 7,899 million units, 13% lower as compared to 9M FY20. Power sales at TSPL were 4,130 million units with 79% plant availability factor in 9M FY2021. The 600 MW Jharsuguda power plant operated at a plant load factor (PLF) of 62% in 9M FY2021. The 300 MW BALCO IPP operated at a PLF of 67% during 9M FY2021.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 10

Vedanta Transforming Elements Production Release for Q3 FY2021 and nine month ended 31st December 2020

Production Summary (Unaudited)

						(In ‘000 tonnes, except as stated)
	Q3			Q2		9 months
Particulars	FY 2021	FY 2020	% change	FY 2021	% change	FY 2021	FY 2020	% change
ZINC INDIA
Mined metal content	244	235	4%	238	2%	684	668	2%
Integrated Metal	235	219	7%	237	(1)%	674	649	4%
Refined Zinc – Integrated	182	178	2%	180	1%	520	516	1%
Refined Lead – Integrated1	52	41	28%	57	(7)%	153	132	16%
Silver – Integrated (in mn ounces)[2]	5.8	4.8	23%	6.5	(10)%	16.2	14.2	14%
ZINC INTERNATIONAL	59	60	(2)%	51	16%	147	183	(20)%
% Zinc-Refined – Skorpion	0	11	—	0	—	1	52	(99)%
Mined metal content – BMM	16	18	(13)%	6	1%	43	53	(19)%
Mined metal content – Gamsberg[3]	43	31	39%	35	23%	103	103	32%
OIL AND GAS
Average Daily Gross Operated Production (boepd)	159,621	172,189	(7)%	165,045	(3)%	161,157	176,986	(9)%
Rajasthan	132,174	145,075	(9)%	132,296	0%	130,813	148,213	(12)%
Ravva	16,770	13,360	26%	21,610	22)%	20,132	13,130	53%
Cambay	10,677	13,754	(22)%	11,139	(4)%	10,212	15,643	(35)%
Average Daily Working Interest Production (boepd)	100,998	110,656	(9)%	102,216	(1)%	100,588	113,403	(11)%
Rajasthan	92,522	101,553	(9)%	92,607	0%	91,569	103,749	(12)%
Ravva	3,773	3,006	26%	4,862	(22)%	4,530	2,954	53%
Cambay	4,271	5,501	(22)%	4,456	(4)%	4,085	6,257	(35)%
KG-ONN	432	596	(28)%	291	48%	405	442	(8)%
Total Oil and Gas (million boe)
Oil & Gas – Gross	14.7	15.8	(7)%	15.2	(3)%	44.3	48.7	(9)%
Oil & Gas – Working Interest	9.3	10.2	(9)%	9.4	(1)%	27.7	31.2	(11)%
IRON ORE
Sales	1.8	1.7	3%	1.5	19%	4.3	4.4	(2)%
Goa	0.6	0.2	—	0.2	—	1.3	0.2	—
Karnataka	1.2	1.5	(21)%	1.3	(10)%	3.0	4.1	(28)%
Production of Saleable Ore	1.4	1.2	21%	1.5	(1)%	3.9	3.6	7%
Goa	—	—	—	—	—	—	—	—
Karnataka	1.4	1.2	21%	1.5	(1)%	3.9	3.6	7%
Production (‘000 tonnes)
Pig Iron	145	179	(19)%	186	(22)%	440	533	(17)%

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 10

Vedanta Transforming Elements Production Release for Q3 FY2021 and nine month ended 31st December 2020

						(In ‘000 tonnes, except as stated)
	Q3			Q2		9 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 21	% Change	FY 21	FY 20	% Change
Steel
Finished Production	340	317	7%	260	31%	868	911	(5)%
Pig Iron	31	48	(36)%	74	(58)%	141	121	16%
Billet[3]	18	(11)	—	6	—	153	30	—
TMT Bar	124	122	2%	66	88%	220	339	(35)%
Wire Rod	124	114	9%	81	53%	264	300	(12)%
Ductile Iron Pipes	43	44	(2)%	34	25%	90	119	(24)%
COPPER – INDIA
Copper – Cathodes	25	20	22%	25	1%	66	52	27%
ALUMINUM
Alumina-Lanjigarh	407	476	(14)%	462	(12)%	1,345	1,332	1%
Total Aluminium Production	497	483	3%	473	5%	1,438	1,430	1%
Jharsuguda-I	132	139	(5)%	131	1%	396	409	(4)%
Jharsuguda-II	218	203	7%	200	9%	617	604	2%
BALCO-I	68	65	5%	66	3%	199	190	4%
BALCO-II	79	76	3%	75	5%	227	226	0%
POWER (in million units)
Total Power Sales	2,055	2,276	(10)%	3,998	(49)%	7,899	9,055	(13)%
Jharsuguda 600 MW	773	0	—	807	(4)%	2,266	294	—
TSPL	820	1,820	(55)%	2,666	(69)%	4,130	7,129	(42)%
BALCO 300 MW	395	388	2%	418	(5)%	1,217	1,266	(4)%
HZL Wind Power	67	68	(2)%	107	(38)%	286	366	(22)%
TSPL – Availability	60%	94%	—	81%	—	79%	94%	—

1.	Excluding captive consumption of 1,611 tonnes in Q3 FY2021 vs. 1,937 tonnes in Q3 FY2020. and 1,786 tonnes in Q2 FY2021. It was 4,599 tonnes in 9M FY2021 vs. 5,333 tonnes in 9M FY2020.
2.	Excluding silver captive consumption of 291,000 ounces in Q3 FY2021 vs. 325,000 ounces in Q3 FY2020 and 327,000 ounces in Q2 FY2021. It was 818,000 ounces in 9M FY2021 vs. 892,000 ounces in 9M FY2020
3.	Opening stock of Billets is used for further rolling of TMT Bars & Wire rods.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 9 of 10

Vedanta Transforming Elements Production Release for Q3 FY2021 and nine month ended 31st December 2020

For further information, please contact:

Investor Relations Varun Kapoor Director– Investor Relations	Tel: +91 124 476 4096 vedantaltd.ir@vedanta.co.in

Suruchi Daga Associate General Manager Raksha Jain Manager Shweta Arora Manager

Communications Ms. Roma Balwani Director, Communications and Brand	Tel: +91 11 4916 6250 gc@vedanta.co.in

Mr. Abhinaba Das Head, Media Relations

Mr. Anirvan Bhattacharjee / Lennon D’Souza Adfactors PR	Tel: +91 22 67574444 / +91 11 40565100 adfactorsvedanta@adfactorspr.com

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. Under the aegis of Vedanta Cares, the flagship social impact program, Nand Ghars have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. The company has been featured in Dow Jones Sustainability Index, and was conferred CII-ITC Sustainability Award, the FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining, and certified as a Great Place to Work. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai—400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

Please note that any production numbers/data, provided as on 31 December 2020 are provisional numbers and have not been independently verified. Such information has not been reviewed and/or examined by the Audit Committee of the Company, and is subject to verification, correction, completion and change without notice. The Company nor any of their affiliates, advisers or representatives shall be responsible and accept any liability whatsoever for any actual or consequential loss or damages howsoever arising from the provision or reliance on or use of any of the production numbers/data contained in this Production Release. The Company shall not be responsible for providing access to any additional information or to update the production numbers/data or to correct any inaccuracies in any such information which may become apparent. The Company make no representations as to the accuracy or completeness of the numbers included herein and such information remains subject to review. The production numbers/data herein are being disclosed in connection with the consent solicitation process for amending the terms and conditions of the existing bonds issued by the Vedanta Resources group. Unaudited financial results for the quarter and nine months ended 31st December 2020 will be released on 29th January 2021

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 10 of 10